UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Bradesco	Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001-12

Notice to Stockholders

Banco Bradesco S.A. informs its Stockholders and the Market on the approval, by the Central Bank of Brazil, on March 27th, 2008, of the Capital Stock Increase processes as follows:

1. in the amount of R$1,200,000,000.00, raising it from R$19,000,000,000.00 to R$20,200,000,000.00, by means of subscription of new stocks, assessed at the Special Stockholders’ Meeting held on January 4th, 2008 and ratified at the Special Stockholders’ Meeting held on March 24th, 2008, informing that:

  the subscription receipts will be traded at the Stock Exchange up to today (March 28th, 2008);

  the new stocks subscribed:

  will be available at stockholders’ positions on April 3rd, 2008;

  will be entitled to Monthly and eventually Complementary Dividends and/or Interest on Own Capital declared as of March 27th, 2008, as well as, on an integral basis, to eventual advantages attributed to other stocks as of said date.

2. in the amount of R$2,800,000,000.00, raising it from R$20,200,000,000.00 to R$23,000,000,000.00, by means of the 50% bonus stock (1 new stock for each 2 stocks of the same type), resolved at the Special Stockholders’ Meeting held on March 24th, 2008, informing that:

  it will be benefit the stockholders registered at the Bank’s records on April 4th, 2008, also taking into account the stocks subscribed in the Capital Stock increase mentioned in Item 1 above. As of April 7th, 2008, the stocks will be traded ex-bonus;

  the bonus stocks will be available at stockholders’ positions on April 10th, 2008;

  the Monthly Dividends to be declared after April 4th, 2008 (bonus right reference date) will have their amounts adjusted to R$0.012017500 per common stock and R$0.013219250 per preferred stock, so that the stockholders will continue to receive equal amount of dividends;

  the unitary cost attributed to the bonus stocks is R$2.736275250, pursuant to the provisions in Paragraph One of Article 25 of the Brazilian Internal Revenue Service Regulatory Instruction #25, as of March 6, 2001, which will be in the “Statement of Book-Entry Stocks for the 2009 Fiscal Year Income Tax Return, referring to the 2008 Calendar Year” and will be sent to stockholders in due time.

As of April 4th, 2008, the stocks composing the Capital Stock will participate under equal conditions in the Monthly and eventually Complementary Dividends and/or Interest on Own Capital, to be declared, as well as on an integral basis, in eventual advantages as of referred date.

Cidade de Deus, Osasco, SP, March 28th , 2008.

Banco Bradesco S.A.

Norberto Pinto Barbedo
Executive Vice President

  Please contact Mr. Jean Philippe Leroy, phone - 55 11 2178-6201, e-mail - 4823.jean@bradesco.com.br or Mrs. Ivani Benazzi de Andrade, phone 55 11 2178-6218, e-mail - 4823.ivani@bradesco.com.br, should you have any questions or require further information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2008

BANCO BRADESCO S.A.

By:	/S/ Norberto Pinto Barbedo
Norberto Pinto Barbedo Executive Vice-President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.